This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

August 10, 2004

3.

Press Release

The press release was issued on August 10, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces the final assay results from Diamond Drill Holes B-300 to B-309 and 9 reverse circulation/diamond drill holes from its 90% owned Bisha gold volcanogenic massive sulphide project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on August 11, 2004.

NEVSUN RESOURCES LTD.

Per:  “Maureen Carse”

Maureen D. Carse

Corporate Secretary

FINAL ASSAY RESULTS FROM RECENTLY COMPLETED DRILL PROGRAM AT THE BISHA GOLD/VMS DEPOSIT, ERITREA

August 10, 2004

Nevsun Resources Ltd. (NSU/TSX) wishes to announce the final assay results from Diamond Drill Holes B-300 to B-309 and 9 reverse circulation/diamond drill holes from its 90% owned Bisha gold volcanogenic massive sulphide project in Eritrea.

These results represent the final 19 drill holes of the recently completed in-fill drill program at Bisha which consisted of a total of 195 holes and 31,253 meters of drilling. An additional 15 water wells were established for a total of 768 meters. Results throughout the program continued to outline significant high grade intercepts in the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit. Nevsun focused this drill program on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200 meter of strike length of the Bisha Main deposit with in-fill drilling on 25meter sections.  Significant delineation of the primary sulphides zones (containing copper and high grade zinc intersections) was also conducted.  This drilling data is in the process of being formulated into resource estimates for each zone which will ultimately be incorporated into a feasibility study for the Bisha Main Project. The primary zone remains open to the south, north and to depth.

HIGHLIGHTS:

Oxide Zone

  Hole B-303 intersected 43.4 meters averaging 7.16g/tAu

  Hole BRCD-037 intersected 16.7 meters averaging 8.53g/t Au

  Hole BRC-039 intersected 19.5 meters averaging 28.23g/t Au

  Hole BRCD-041 intersected 15.8 meters averaging 8.73g/t Au

Supergene Zone

  Hole B-304 intersected 7.5 meters averaging 12.94% Cu

  Hole B-308 intersected 34.5 meters averaging 4.04% Cu

  Hole B-309 intersected 15.1 meters averaging 5.17% Cu

  Hole BRCD-034 intersected 30.3 meters averaging 4.72% Cu

Primary Zone

  Hole B-301 intersected 38.5 meters averaging 8.67% Zn and 1.95% Cu

  Hole B-304 intersected 27.6 meters averaging 8.66% Zn and 1.7% Cu

  Hole B-305 intersected 28.1meters averaging 12.17% Zn and 1.07% Cu

Assay results from drill holes at the Bisha Main Zone are listed below by mineral zones: Oxide, Supergene sulphides, Primary sulphides. Zinc enriched sections have been averaged using a 2.0% lower cut-off. (See drill plan map at end of release).

Reverse Circulation Drilling Results

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
BRCD-037	12.0	28.7	16.7	8.53	74.87	0.28	1.85	0.54	-45	1715925
BRCD-038	7.5	19.5	12.0	1.63	11.88	0.07	0.26	0.08	-45	1715975
BRC-039	0.0	19.5	19.5	28.23	29.23	0.11	1.29	0.10	-45	1716050
BRC-040	37.5	42.0	4.5	3.04	6.0	0.06	0.07	0.12	-50	1716100
BRCD-041	28.5	44.3	15.8	8.73	27.01	0.07	0.09	0.07	-50	1716125
BRCD-042	16.5	34.7	18.2	1.89	4.22	0.16	0.45	0.20	-45	1715525
Supergene
BRCD-033	62.0	72.1	10.1	1.70	65.89	9.00	0.06	0.07	-50	1715825
BRCD-034	56.0	86.3	30.3	0.28	26.33	4.72	0.23	0.04	-50	1715825
BRCD-037	54.0	61.9	7.9	0.01	0.50	2.06	0.0	0.02	-45	1715925
BRCD-042	55.1	59.59	4.49	0.02	0.50	1.02	0.0	0.01	-50	1716100

Diamond Drilling results:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
B-300	12.0	15.0	3.0	0.01	3.25	1.60	0.03	0.13	-45	1715325
And	30.0	45.0	15.0	3.42	9.05	0.06	0.37	0.05
B-302	18.0	22.5	4.5	2.52	7.67	0.06	0.12	0.05	-45	1716075
B-303	2.6	46.0	43.4	7.16	26.85	0.15	0.86	0.09	-50	1716100
And	47.4	51.0	3.6	1.45	36.17	0.01	0.24	0.0
Supergene
B-300	45.0	55.0	10.0	3.15	109.91	3.10	3.59	0.01	-45	1715325
B-301	55.5	60.0	4.5	0.67	81.96	21.58	0.37	0.25	-45	1715325
B-303	49.0	79.0	30.0	0.72	22.5	2.60	0.03	0.03	-50	1716100
And	82.0	95.5	13.5	0.36	7.89	0.76	0.02	0.02
B-304	61.0	68.5	7.5	0.41	44.2	12.94	0.27	0.34	-45	1715275
B-306	51.0	77.4	26.4	0.54	29.0	3.72	0.07	0.02	-45	1715425
And	80.5	83.5	3.0	0.24	29.5	1.54	0.0	0.03
B-308	47.9	55.5	7.6	2.71	121.44	0.04	0.41	0.09	-45	1715475
And	55.5	90.0	34.5	0.56	39.90	4.04	0.17	0.06
B-309	39.0	50.4	11.4	3.22	91.54	0.01	1.213	0.01	-45	1715325
And	50.4	65.5	15.1	0.81	47.23	5.17	0.08	0.03
Primary

B-301	60.0	98.5	38.5	0.71	68.42	1.95	0.46	8.67	-45	1715325
Incl.	60.0	88.0	28.0	0.88	81.62	2.20	0.63	11.56
B-304	68.5	96.10	27.6	0.69	66.36	1.70	0.37	8.66	-45	1715275
B-305	73.6	101.7	28.1	0.69	74.89	1.07	0.65	12.17	-50	1715225
B-307	143.8	163.7	19.9	0.54	56.47	0.87	0.01	13.25	-50	1715425
And	163.7	173.5	9.8	0.38	36.61	1.66	0.01	0.29

Holes with the designation BRC were drilled by reverse circulation methods only. Holes with the designation BRCD were collared with reverse circulation techniques and finished with diamond drilling once the RC hammer could not penetrate further. Reverse circulation holes BRC 35 and 36 were previously released on July 8, 2004.

The cartoon below outlines the essential characteristics and spacial relationships of the high grade gold, high grade copper, and high grade zinc bearing zones for the Bisha Main deposit. The high grade gold oxide zones extend from the surface to approximately 35meters depth. The high grade copper supergene zones lie immediately below the oxide zone and are approximately 30meters in depth (extending from the 35 meters level to approximately 65 meters). Immediately below the supergene zones the Bisha deposit contains copper and wide high grade zinc intercepts within the primary massive sulphides.  The primary sulphides have been tested along the 1.2 kilometers strike of the Bisha Main deposit to varying depths in the drilling to date (up to 375 meters depth in the vicinity of line 1715500 in the southern portion of the Bisha Main deposit).

BISHA MAIN

SIMPLIFIED MODEL OF MINERALIZATION

NEVSUN RESOURCES LTD

Depth	Description
0-35m	**Gold enriched oxide cap, overlying**
35-65m	**Supergene (copper enriched) massive sulphides containing gold and silver, overlying**
65->375m	**Primary massive sulphides containing significant copper and high grade zinc zones with appreciable gold and silver**

With the assistance of whole rock geochemical analysis the overall geological interpretation of the deposit environment is evolving. A significantly better understanding of the overall emplacement and subsequent structural deformation of the massive sulphide mineralization has resulted. This has enabled the Company to formulate a realistic geological model upon which the resource model is based. Future drilling, starting in October, will test the revised deposit model to determine the overall size and extent of the deposit. Additional drilling will also test the previously discovered NW Zone as well as other exploration targets.

 A block model based on all drilling completed to date has been formulated for the initial 1.2 kilometers of strike length of the Bisha structure. This will be verified by AMEC who will generate a resource estimatefor the Bisha deposit for completion in mid to late September.  Work required for an environmental baseline study is ongoing.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu04-19doc	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Nevsun Resources Ltd
Drill Plan
Nevsun NR
August 09, 2004
Bisha Project
BRCD-041
B-303
BRC-040
B-302
BRC-039
BRCD-038
BRCD-037
BRCD-033
BRCD-034
B-309
BRCD-042
B-308
B-306
B-301
B-300
B-304
B-307
B-305
1716300 N
1716200 N
1716100 N
1716000 N
1715900 N
1715800 N
1715700 N
1715600 N
1715500 N
1715400 N
1715300 N
1715200 N
1715100 N
1715000 N
1714900 N
338900 E
339000 E
339100 E
339200 E
339300 E
339400 E
339500 E
339600 E
339700 E
339800 E
339900 E